33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

07028814

December 21, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings
~~The Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

PARTIAL AMENDMENTS TO FINANCIAL STATEMENTS AND FINANCIAL HIGHLIGHTS FOR 1ST HALF OF FISCAL YEAR 2007

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

PROCESSED
JAN 0 2 2008
THOMSON
FINANCIAL

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

December 19, 2007

To Whom It May Concern:

Name of listed company: Chuo Mitsui Trust Holdings, Inc.
President: Kazuo Tanabe
Code No.: 8309

Partial Amendments to Financial Statements and Financial Highlights for 1st Half of Fiscal Year 2007

Chuo Mitsui Trust Holdings, Inc. hereby announces partial amendments, due to the determination of Capital Adequacy Ratio, to its Financial Statements and Financial Highlights for the First Half of Fiscal Year 2007 released as preliminary figures on November 19, 2007.

I. Financial Statements for the First Half of Fiscal Year 2007 (Consolidated)

(Page 1)

1. Financial Highlights for the First Half of Fiscal Year 2007 (from April 1, 2007 to September 30, 2007)

(2) Financial Conditions

Consolidated BIS Ratio

(Before Amendment)	1st Half '07 Preliminary	12.76%
(After Amendment)	1st Half '07	12.93%

II. Financial Highlights for 1H FY 3/08

(Page 4)

3. Capital Adequacy Ratio (Japanese Domestic Standard)

(1) Chuo Mitsui Trust Holdings, Consolidated basis

(Unit: yen billion, %)

	No.	(Before Amendment) End-9/2007 (a)	(After Amendment) End-9/2007 (a)
Total Capital	1	1,087.1	1,088.7
Tier1	2	811.8	812.6
Risk Adjusted Assets	3	8,518.6	8,417.1
Capital Adequacy Ratio	4	12.76	12.93
Tier1 Ratio	5	9.53	9.65

(2)The Chuo Mitsui Trust and Banking, Non-consolidated basis

(Unit: yen billion, %)

	No.	(Before Amendment) End-9/2007 (a)	(After Amendment) End-9/2007 (a)
Total Capital	6	1,023.8	1,025.5
Tier1	7	750.8	751.6
Risk Adjusted Assets	8	8,343.8	8,242.3
Capital Adequacy Ratio	9	12.27	12.44
Tier1 Ratio	10	8.99	9.11

For inquiries concerning this matter, please contact:
Chuo Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Tel: +81-3-5232-8827

END